UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: September 25, 2017

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1- Information Contained in this Report on Form 6-K

Completion of Brookfield and Teekay Investments

On September 25, 2017, Teekay Offshore Partners L.P. (the “Partnership”), Teekay Corporation (“Teekay”) and Brookfield TK TOLP L.P. (“Brookfield TOLP”), an affiliate of Brookfield Business Partners L.P., a public company listed on the New York Stock Exchange and the Toronto Stock Exchange (“Brookfield”), completed their previously announced transactions pursuant to which, among other things, (a) the Partnership issued 244,000,000 common units of the Partnership (“Common Units”) and 62,440,945 warrants to purchase Common Units (the “Brookfield Purchased Warrants”) to Brookfield TOLP for an aggregate purchase price of $610 million, (b) a wholly-owned subsidiary of Teekay sold a 49% interest in Teekay Offshore GP L.L.C., the general partner of the Partnership (the “General Partner”), to Brookfield TK TOGP (“Brookfield TOGP”) for an aggregate purchase price of $4 million, and granted Brookfield TOGP an option to acquire, subject to certain conditions, an additional 2% interest in the General Partner in exchange for 1,000,000 of the Brookfield Purchased Warrants, (c) the Partnership issued 12,000,000 Common Units and 3,059,055 warrants to purchase Common Units to Teekay for an aggregate purchase price of $30 million, (d) the Partnership amended and restated that Subordinate Promissory Note, dated as of July 1, 2016 between the Partnership, as borrower, and Teekay, as lender, in the aggregate amount of $200 million (the “Amended and Restated Promissory Note”), and Brookfield TOLP purchased the Amended and Restated Promissory Note from Teekay for an aggregate purchase price of $140 million and 11,440,945 Brookfield Purchased Warrants, and (e) a wholly-owned subsidiary of Teekay and Brookfield TOGP entered into that Second Amended and Restated Limited Liability Company Agreement of the General Partner (the “Amended and Restated GP LLC Agreement”). For more information on these transactions and the agreements entered into in connection with these transactions, please see the Partnership’s Report on Form 6-K filed with the SEC on August 1, 2017.

Resignation of Directors

On September 25, 2017, C. Sean Day and Carl Mikael L.L. von Mentzer each resigned from the board of directors of the General Partner, effective September 25, 2017.

Election of New Directors

On September 25, 2017, pursuant to the Amended and Restated GP LLC Agreement, the members of the General Partner elected David Levenson, Jim Reid, Walter Weathers and Bradley Weismiller to the board of directors of the General Partner, effective September 25, 2017. Set forth below is certain information about the newly elected directors.

David Levenson is a Managing Partner at Brookfield and oversees Brookfield’s opportunistic credit initiatives, including the Brookfield Credit Opportunity Fund and Brookfield Private Credit. Mr. Levenson joined Brookfield in 2004 and has extensive experience in mergers and acquisitions, corporate finance and restructurings. Most recently, he served as Chief Investment Officer in Brookfield’s Infrastructure Group focused on growing its transportation platform. Prior to joining Brookfield, Mr. Levenson worked in investment banking and private equity. He received a Bachelor of Commerce degree from McGill University and an MBA from Harvard Business School. Mr. Levenson is also the holder of the Chartered Financial Analyst designation.

Jim Reid is a Managing Partner and a Chief Investment Officer in Brookfield’s Private Equity Group. Mr. Reid is responsible for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield’s energy segment. He established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada. Mr. Reid obtained his Chartered Accountant designation at PricewaterhouseCoopers LLP in Toronto and holds a Bachelor of Arts in Commerce from the University of Toronto.

Walter Weathers is a Senior Vice President for Brookfield Asset Management, focused on private equity investments in the oil and gas sector. Prior to his current position, Mr. Weathers served in various roles within Cameron International Corporation (a company owned by Schlumberger), including Vice President of

Finance, Vice President of Rig Equipment Houston, Vice President of Marketing & Strategy, and Director of Mergers & Acquisitions. Before joining Cameron, Mr. Weathers served as Vice President Finance for NATCO Group and was a principal of The Catalyst Group. Mr. Weathers holds an MBA from the University of Texas McCombs School of Business and a Bachelor of Science from the United States Naval Academy, and he is a veteran of the United States Marine Corps.

Bradley Weismiller has been Chief Financial Officer, Europe for Brookfield Asset Management since 2014 and is responsible for Brookfield Asset Management’s financing strategy and execution across all European assets. In this capacity, he is responsible for ongoing counterparty relationship management and finance market interaction, as well as structuring and execution of specific real estate and project financings throughout various loan or bond markets where appropriate. Additionally, Mr. Weismiller oversees the strategy and execution of foreign exchange and interest rate risk management across Brookfield Asset Management’s businesses globally. Mr. Weismiller received his BBA in Finance from the Mason School of Business at the College of William and Mary in Virginia.

Item 6 - Exhibits

The following exhibit is filed as part of this Report:

99.1	Press Release of Teekay Offshore Partners L.P. and Teekay Corporation, dated September 25, 2017

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore G.P. L.L.C., its general partner

Date: September 25, 2017	By:	/s/ Edith Robinson
Edith Robinson
Secretary